AMARC AND HUDBAY PARTNER TO ADVANCE THE IKE COPPER PORPHYRY DISTRICT

July 6, 2017, Vancouver, BC – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V: AHR; OTCBB: AXREF) is pleased to announce it has entered into a Mineral Property Farm-In Agreement (the “Agreement”) with Hudbay Minerals Inc. (“Hudbay”) (TSX: HBM; NYSE: HBM). Under the terms of the Agreement Hudbay may acquire, through a staged investment process, up to a 60% ownership interest in Amarc’s 462 km2, 100%-owned IKE copper porphyry district (the “IKE Project” or the “Project”), located near Gold Bridge, British Columbia (“BC”).

Robert Dickinson, Executive Chairman of Amarc: “We are pleased to welcome Hudbay, a company with a solid reputation as an experienced and responsible operator of important mines located in North and South America, to a project we believe will emerge as one of Canada’s most important new mineral developments.”

Diane Nicolson, President of Amarc: “Hunter Dickinson associated companies have a long history of discovering and developing porphyry copper deposits in BC that have gone on to generate decades of wealth and opportunity for stakeholders and shareholders alike. We are excited to be combining our proven porphyry copper discovery skill set with Hudbay’s acknowledged capabilities as a first-class mine builder and operator.”

Agreement with Hudbay on the IKE Project

Under the terms of the Agreement, Hudbay can earn an initial 49% ownership interest in the IKE Project under a Stage 1 Farm-in Right by funding $25 million1 of expenditures before December 31, 2020, of which $3.3 million is committed for 2017.

Provided its Stage 1 Farm-in Right is exercised, Hudbay can, pursuant to a Stage 2 Farm-in Right, elect to earn an additional 1% interest in the Project (for a total 50% interest), by funding $15 million of expenditures (for a total of $40 million), also before December 31, 2020.

Stage 1 and Stage 2 Farm-in expenditures can be accelerated by Hudbay at its discretion. Amarc will be the operator during the Stage 1 and Stage 2 periods. A Joint Venture (“JV”) will be formed when Hudbay has acquired a 49% interest in the Project.

Provided that Hudbay has exercised its Stage 2 Farm-in Right and acquired a 50% interest in the IKE Project, it can then elect to go forward via one of two paths.

1 All currency values are Canadian dollars.

First, Hudbay can replace Amarc as operator of the JV after it funds all project expenditures and completes a Feasibility Study for the IKE Project by December 31, 2025. Having gained operatorship, Hudbay can then choose to either go forward with Amarc in a 50/50 participating JV, or can instead elect to continue with its Farm-in (the “Stage 3 Farm-in Right”) to acquire an additional 10% interest in the IKE Project (for a total 60% interest). To exercise its Stage 3 Farm-in Right, Hudbay must fund all expenditures required to submit a British Columbia Environment Assessment (“EA”) application for the IKE Project and, if applicable, a Canadian EA application, with the application(s) being accepted for review by December 31, 2026. In addition, Hudbay must also continue to fund all project expenditures until the necessary EA Certificate(s) are received. Following receipt of the EA Certificate(s), all IKE Project expenditures going forward will be shared by Hudbay and Amarc on a pro rata basis (Hudbay 60%/Amarc 40%) under the JV.

As a second alternative path Hudbay can elect, after exercising its Stage 2 Farm-in Right, to proceed directly to the Stage 3 Farm-in Right, so immediately becoming the operator, and acquire a further 10% interest (for a total 60% interest) by, as above, submitting and having accepted for review a British Columbia EA application and, if applicable, a Canadian EA application, by December 31, 2026. Again in this instance, Hudbay must also fund all project expenditures until receipt of the necessary EA Certificate(s). As with the first path, following receipt of the EA Certificate(s), all IKE Project expenditures going forward will be shared by Hudbay and Amarc on a pro rata basis (Hudbay 60%/Amarc 40%) under the JV.

If Hudbay does not submit the EA application(s) by December 31, 2026, then Amarc will become operator again.

Hudbay has the right to defer either of its 2019 or 2020 expenditures, for a one-year period, subject to certain conditions. If this deferral occurs, Amarc will have a “co-expenditure right”, whereby it can incur and fund approved additional expenditures on the IKE Project up to the amount of the deferred expenditures. Hudbay may elect to reimburse Amarc for these additional expenditures, thereby retaining its interest in the Project.

About the IKE Project

The IKE Project is located 33 kilometres northwest of the historical mining communities of Gold Bridge and Bralorne in south-central BC, near the heartland of the province’s producing porphyry copper mines. There is good industrial infrastructure in the region. Power, railways and highways are all available in the area of Gold Bridge, and in the regional towns of Pemberton and Lillooet. Mainline logging roads leading northwest from Gold Bridge extend to within 13 kilometres of the IKE property.

Over the last three years, Amarc has made a significant new porphyry copper-molybdenum-silver discovery at IKE. Together with the surrounding district of important-scale, porphyry copper (±molybdenum±silver±gold) targets yet to be drilled, Amarc believes the IKE Project has the potential to possess the grades and tonnages to emerge as an important mining camp.

To date, Amarc has drilled more than 12,000 metres in 21 widely-spaced core holes in the IKE deposit, intersecting copper, molybdenum and silver mineralization over an area measuring 1,200 metres by 1,000 metres and 875 metres vertically. This drilling indicates the potential for extensive resource volumes which remain open to expansion in all lateral directions and to depth.

In addition, Amarc has completed 132 km2 of regional geological mapping, collected 1,258 talus fines samples and conducted 77 line-kilometres of Induced Polarization (“IP”) geophysical surveys over regional targets. Results from these surveys have identified four significant porphyry copper mineralized systems, along with three more newly emerging porphyry copper and precious metal epithermal deposit targets – all within 10 kilometres of the IKE deposit. Age dating of porphyry mineralization discovered within the IKE district has confirmed at least four separate porphyry mineralizing events, occurring over an exceptionally long period of 46 million years. Progressing northwards from the IKE deposit, these porphyry copper mineralized systems become decidedly more gold-bearing.

Amarc is working with government, stakeholders and First Nations toward the responsible development of the IKE Project, and manages an ongoing program of community and regional outreach. These efforts include the provision of jobs, training programs, contract opportunities, capacity funding and sponsorship of community events. The Company is also seeking to establish comprehensive partnership discussions with local First Nations at the earliest stages of project development with the goal of establishing progressive agreements.

Amarc proactively supports government’s duty to consult First Nations. After a rigorous review process, the Company has received a five-year, area-based permit for IKE Project exploration activities. A 300-hole drill permit and authorization for 250 kilometres of IP surveying provides regulatory certainty and operational flexibility at site.

Amarc plans to mobilize crews to the field for its 2017 drilling season in July. Approved project expenditures of $3.3 million include core drilling focused on evaluating the potential resource size and grade of at least three high priority porphyry copper (±molybdenum±silver±gold) targets located in proximity to the IKE discovery. Extensive surface exploration surveys, including IP, geological mapping and talus fine geochemical sampling, will be completed regionally to firm up additional porphyry copper deposit targets for potential drill testing next year.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of BC porphyry copper mines. With the successful combination of strong projects and successful management, Amarc has created a solid platform to commence the value creation life cycle of a mining exploration company.

Amarc is advancing its 100% owned IKE, DUKE and JOY porphyry copper deposit districts, located in southern, central and northern BC, respectively, each with proximity to industrial infrastructure, power, rail and highways. These projects represent significant potential for the discovery of important scale, porphyry copper-gold and copper-molybdenum deposits.

Amarc’s DUKE deposit, and an adjacent 190 km2 porphyry copper district is located 80 kilometres northeast of Smithers BC, and 30 kilometres north of former mines (Bell and Granisle) operated by Noranda Mines. The DUKE Project area is logging road accessible from Smithers or Fort St. James.

Historically, DUKE has been explored with surface geochemical and geophysical surveys, as well as 30 shallow diamond drill holes. Many of the holes drilled intersected significant lengths of porphyry copper-molybdenum-silver-gold mineralization, which remains open both laterally and to depth. The surrounding district hosts multiple second order porphyry copper deposit targets. Plans are to drill the DUKE deposit target in fall 2017.

Amarc’s 72 km2 JOY mineral property is located 310 kilometres north of Mackenzie BC, and 25 kilometres north of the Kemess South Mine site, where AuRico Resources’ recently secured a BC EA Certificate for its Underground Project.

Past operators conducted prospecting-style work on the JOY claims. Some 3,000 soil samples, 800 rock samples and 30 silt samples were collected, but no drilling was done. The surface surveys clearly indicate a number of substantial porphyry copper-gold and epithermal silver-gold deposit targets across the JOY property. The deposit targets located on the JOY property are considered by Amarc to be a northern extension to the prolific Kemess porphyry gold-copper district. Most importantly, historical soil and rock sampling, along with a recent soil survey, has revealed a regionally significant 7 km2 copper, gold, molybdenum, silver and zinc geochemical anomaly, which potentially reflects a large and shallowly buried porphyry copper-gold deposit.

The Company is planning to complete surface exploration surveys including IP and drill testing of this exceptional target this season.

Amarc is associated with Hunter Dickinson Inc. (“HDI”), a diversified, global mining company with a 25-plus year history of porphyry discovery and development success. Previous and current HDI porphyry projects include some of BC’s and the world’s most important mineral resources, such as Pebble, Mount Milligan, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Sisson and Maggie. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects to provide superior returns to shareholders.

Amarc is committed to working collaboratively with governments and stakeholders to achieve responsible development of its projects, while contributing to sustainable development of the communities in which it works. All work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person as Defined Under National Instrument 43-101

Mark Rebagliati, P. Eng., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content of this release.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President, at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD
Ronald W. Thiessen
Chief Executive Officer

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. The Company cannot guarantee that the Consolidated Loan and issuance of securities contemplated by this release will complete. There is no certainty that the Company will be able to repay the Consolidated Loan or any other outstanding debt or liability of the Company in a timely manner or at all. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.